Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
October 27, 2016
Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Mr. Rakestraw,
This letter responds on the Registrant’s behalf to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) with respect to the Amendment, which you communicated to Britney Schnathorst and me by telephone on October 6, 2016 and in a follow up conversation on October 26, 2016. The Registrant filed the Amendment with the SEC on August 18, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the SEC pursuant to Rule 485(b) under the 1933 Act (Amendment No. 20).
As discussed, Amendment No. 20 will not include disclosure for the Principal Morley Securitized Debt Index ETF (the “Morley ETF”). Instead, the Registrant intends to extend the effectiveness date of the Morley ETF using 485BXT filings or, alternatively, will withdraw the Morley ETF’s registration statement. Before the Morley ETF’s registration statement becomes effective, the Registrant will respond in separate correspondence to the Staff’s comments regarding that fund.
General Comments to the Prospectus
Comment 1. Please confirm that the Registrant will provide Financial Highlights.
Response: Confirmed.
Comment 2. Each index ETF’s principal investment strategies state that the index ETF uses a passive approach designed to track the relevant underlying index. The Registrant’s website states that such underlying indexes are based on Principal’s intellectual property and that Principal retains ownership of that intellectual property, in addition to referencing “systematic investors” for the indexes.

A.
Please explain in correspondence the extent to which Principal is involved in determining the eligibility criteria and/or methodology for the underlying indexes, as well as how the index provider implements changes. Please confirm that Principal does not select or exclude individual securities with respect to the indexes.

B.	Please explain in correspondence whether the index ETFs are "self-indexing funds."

C.
Please disclose in each index ETF's principal investment strategies that Principal expects the index provider will consult with Principal regarding changes to the index methodology and that the index provider uses its discretion to alter and maintain the indexes.

D.	Please disclose in the prospectus that Principal retains certain intellectual property rights to the initial methodology for each index.

Mr. Trace Rakestraw
October 27, 2016

Response:

A.
For each index, Principal collaborates with the applicable index provider to create a proprietary rules-based quantitative algorithm used in the initial construction of the index. Principal anticipates the index provider to consult annually with Principal regarding any potential changes to the rules-based algorithm. Each index provider, however, maintains full discretion over the method of calculation of the index and resulting components. With respect to Nasdaq, changes made to an index are reviewed and approved by a committee. Principal does not select or exclude individual securities with respect to the indexes. With respect to indices licensed from Nasdaq, Principal retains the right, title and interest in the rules-based algorithm used to construct the respective indices.

B.
Pursuant to the Registrant's exemptive application (release 31872) (order granted October 19, 2015) (the “exemptive application”), an “Index Provider” is defined as an entity that “compiles, creates, sponsors or maintains” an underlying index which is subsequently licensed to Registrant pursuant to a licensing or sub-licensing arrangement. NASDAQ, Inc. (“Nasdaq”) serves as the Index Provider to the index ETFs pursuant to a licensing agreement with Principal Management Corporation (the investment advisor to the Registrant), for which Principal Management Corporation pays a licensing fee to utilize the respective Nasdaq indices for the index ETFs. Under the licensing agreement, Nasdaq is solely responsible for creating, calculating, publishing and maintaining each index. The exemptive application defines a Self-Indexing Fund as a fund for which an “affiliated person, as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, any Sub-Adviser, the Distributor or a promoter of a Fund” serves as the Index Provider. Nasdaq (the Index Provider) is not affiliated with any of the entities listed under such definition, thus the index ETFs would not be considered “Self-Indexing Funds”.

C.	The Registrant will make the requested change.

D.	The Registrant will make the requested change.
Comment 3. For each index ETF, please include in each Fund Summary information from the Underlying Indices section to the extent such information is relevant to a Fund’s Principal Investment Strategies. Include how components are included and excluded, how components are weighted, information about the rebalancing and reconstitution process, and the number (or range) of constituents in the Index.
Response: The Registrant will revise each Fund Summary as needed to include information about how components are included and excluded, how components are weighted, and the rebalancing and reconstitution process. The Registrant will revise the Underlying Indices section to include the number of Index constituents.
Comment 4. For each index ETF, please use a broad-based index as the benchmark for the ETF.
Response: The Registrant respectfully submits that each Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the case of these Funds, each Index is uniquely relevant to investors because each Fund's objective is to provide investment results that closely correspond to the Index.
Nonetheless, considering this comment in conjunction with a review of the explicit instructions in Form N-1A, the Registrant expects to include an additional broad-based index to future registration statements for the index ETFs when disclosing historical performance in the Average Annual Returns Table.

Mr. Trace Rakestraw
October 27, 2016

Comments to the Principal EDGE Active Income ETF Fund Summary
Comment 5. Please confirm that the Registrant will update the footnote to the Annual Fund Operating Expenses table to reflect that the fee waiver and/or expense reimbursement will be in place for no less than one year from the effective date of the registration statement.
Response: Confirmed.
Comment 6. Please confirm that the Registrant will add the five- and ten-year examples to the Example table.
Response: Confirmed.
Comment 7. The first sentence of the Fund’s principal investment strategies references “investment grade” and “non-investment grade” securities. Please consider providing additional disclosure that explains these terms (for example, are the securities non-rated or below investment grade?).
Response: The Registrant declines to make a change and respectfully submits that the Fixed Income paragraph of the Fund’s principal investment strategies defines “investment-grade” and “non-investment grade,” including ratings associated with each category.
Comment 8. Please delete the emerging market securities strategy and risk if not principal.
Response: The Registrant will make the requested revision to delete the emerging market securities strategy and risk.
Comment 9. If the Fund has a principal investment strategy to invest in master limited partnerships (“MLPs”), please disclose the risks of investing in the energy sector, as well as any special tax risks associated with investments in MLPs.
Response: The Registrant respectfully declines to revise the disclosure. The current MLP principal risk summarizes the risks related to MLPs that invest in particular industries, as well as certain risks related to the taxation of MLPs. The Additional Information about Investment Strategies and Risks-Master Limited Partnership section expands on these risks, specifically with respect to energy commodities. The SAI provides even more detailed information about these risks.
Comment 10. In the Fund’s principal investment strategies, please disclose the market capitalization range of “medium capitalization companies.”
Response: The Registrant will make the requested revision.
Comment 11. Please consider adding management risk to this Fund since it is an actively managed fund.
Response: The Registrant respectfully declines to add a management risk for this fund since the risk would apply to almost all actively-managed funds. Adding a management risk would not appreciably contribute to an investor’s ability to compare or contrast these funds with other funds. See General Instruction C.(1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”). Please note that the Additional Information about Investment Strategies and Risks section of the prospectus describes management risk in more detail, including providing an explanation of the specific risks involved in actively managed funds and passively managed funds.
Comment 12. Please consider stating in the Fund’s principal investment strategies or in the Redemption Risk that the Fund serves as an underlying fund to other funds.
Response: The Registrant will make the requested revision.

Mr. Trace Rakestraw
October 27, 2016

Comments to the Principal Millennials ETF Fund Summary
Comment 13. Please disclose any industry in which the Fund is concentrated, and if it is concentrated, please add an industry concentration risk.
Response: As of September 30, 2016, the Fund was not concentrated in any industry.
Comments to the Principal Price Setters ETF Fund Summary
Comment 14. Please confirm that there are no other expenses that the Fund pays which are not disclosed in the Annual Fund Operating Expenses Table.
Response: Confirmed.
Comment 15. Please disclose any industry in which the Fund is concentrated, and if it is concentrated, please add an industry concentration risk.
Response: As of September 30, 2016, the Fund was not concentrated in any industry.
Comments to the Statutory Prospectus
Comment 16. The Holdings Disclosure section states that the “values of the holdings of each underlying index” are available at principaletfs.com. However, the website provides each fund’s ownership. Please revise the disclosure.
Response: The Registrant will revise the prospectus Holding Disclosure section to state that each Fund's ownership is disclosed on the website.
Comment 17. The Additional Information about Investment Strategies and Risks - Equity Securities section states “[t]he market capitalization of companies in the Fund’s portfolio and their related indexes will change over time, and the Fund will not automatically sell a security just because it falls outside of the market capitalization range of its index(es).” Please revise this sentence to apply to Funds that employ an index replication strategy.
Response: The Registrant will make the requested revision.
Comment 18. Please explain the following disclosure in more detail in correspondence:

•
Edge is the sub-advisor for a portion of the assets of the Principal EDGE Active Income ETF, specifically with respect to the ongoing management of the Fund’s asset allocation and implementation into specific securities.

•
PGI is also the sub-advisor for a portion of the assets of the Principal EDGE Active Income ETF (specifically with respect to the implementation of the Fund in a manner which seeks to avoid detrimental effect on the Fund’s next day Creation Unit.

Response: On a daily basis, EDGE constructs a model portfolio for the ETF assuming ideal circumstances; that is, among other things, not considering any impact that the portfolio may have on an authorized participant or market maker. PGI reviews the model portfolio selected and/or maintained by EDGE. If any holdings are new to the ETF, PGI determines whether such holdings should be purchased by the ETF, which determination could be based on PGI’s view of the trade efficiencies or any impact the portfolio may have on authorized participants or market makers. If holdings are not new to the ETF, PGI may exclude positions from the portfolio from the model on a pro-rata basis.
Comment 19. As a follow up to the comments and responses set forth in Registrant’s correspondence dated July 14, 2016 and August 18, 2016, please consider adding the disclosures about high and medium exposures to millennials to the Fund’s principal investment strategies. Additionally, in the Underlying Indices section, please disclose each factor considered, and the weight given to each such factor, when determining that an issuer’s exposure to millennials is “important” (for medium exposure) or “core” (for high exposure). Please disclose how a particular issuer’s securities are selected and how the methodology determines inclusion in the Index.
Response: The Registrant will make the requested revisions.

Mr. Trace Rakestraw
October 27, 2016

Comment 19. In the Underlying Indices section, consider listing all types of securities eligible for each Index instead of a few such categories.
Response: The Registrant will revise the disclosure to delete the list of general examples of security types.
Comment 19. Please confirm the weightings of the securities in the Principal Price Setters Index ETF follow the same approximate proportion of its underlying index since the Fund uses full replication.
Response: Confirmed.
Comment 20. The Other Information section states that Nasdaq’s “only relationship” with PMC is in licensing the Index. Please revise the disclosure to reflect that Nasdaq is also the listing agent for certain funds.
Response: The Registrant will make the requested revision.
Comments to the SAI
Comment 21. Please revise the number of board and committee meetings to reflect meetings held in the fiscal year instead of the calendar year.
Response: The Registrant will make the requested revision.

Please call me at 515-235-9328 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant